

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2020

Ugur Sahin, M.D.
Principal Executive Officer
BioNTech SE
An der Goldgrube 12
D-5131 Mainz
Germany

> **Re:** **BioNTech SE**
> **Form Draft Registration Statement on Form F-1**
> **Exhibit Nos. 10.15, 10.16, 10.40 and 10.41**
> **Filed January 27, 2020**
> **CIK No. 0001776985**

Dear Dr. Sahin:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance